UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2014 AND 2013

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August  3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA)

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF JUNE 30, 2014

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (see note 13)

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604
906,455,100

(1)  Includes 9,412,500 treasury shares as of June 30, 2014 and December 31, 2013.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of June 30, 2014 and December 31, 2013

(Stated in thousands of pesos)

	Note	06.30.14	12.31.13
ASSETS

Non-current assets
Property, plant and equipment	8	5,719,046	5,189,307
Interest in joint ventures		434	427
Other receivables	9	227,685	199,395
Total non-current assets		5,947,165	5,389,129

Current assets
Inventories		114,233	83,853
Other receivables	9	165,184	522,112
Trade receivables	10	852,074	803,095
Financial assets at fair value through profit or loss	11	163,746	216,434
Cash and cash equivalents	12	161,355	243,473
Total current assets		1,456,592	1,868,967
TOTAL ASSETS		7,403,757	7,258,096

Edenor S.A.

Condensed Interim Statement of Financial Position

as of June 30, 2014 and December 31, 2013 (Continued)

(Stated in thousands of pesos)

	Note	06.30.14	12.31.13
EQUITY
Share capital	13	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	13	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Other comprehensive loss		(28,277)	(28,277)
Accumulated deficit		(836,192)	(113,391)
TOTAL EQUITY		453,501	1,176,302

LIABILITIES
Non-current liabilities
Trade payables	14	236,344	220,796
Other payables	15	1,129,358	944,718
Borrowings	16	1,516,643	1,309,949
Deferred revenue		32,520	33,666
Salaries and social security taxes payable	17	30,295	25,959
Benefit plans		106,645	102,691
Deferred tax liability		32,488	73,427
Tax liabilities	19	3,785	4,406
Provisions	20	83,118	83,121
Total non-current liabilities		3,171,196	2,798,733
Current liabilities
Trade payables	14	2,956,418	2,481,308
Other payables	15	97,440	147,177
Borrowings	16	33,001	40,583
Deferred revenue		764	-
Salaries and social security taxes payable	17	454,110	420,857
Benefit plans		9,643	-
Tax liabilities	19	178,153	182,469
Provisions	20	49,531	10,667
Total current liabilities		3,779,060	3,283,061
TOTAL LIABILITIES		6,950,256	6,081,794

TOTAL LIABILITIES AND EQUITY		7,403,757	7,258,096

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive (Loss) Income

for the six-month periods ended June 30, 2014 and 2013

(Stated in thousands of pesos)

		Six months at		Three months at
	Note	06.30.14	06.30.13	06.30.14	06.30.13
Continuing operations
Revenue from sales	21	1,753,215	1,656,783	852,650	820,404
Electric power purchases		(908,881)	(993,615)	(469,187)	(505,725)
Subtotal		844,334	663,168	383,463	314,679
Transmission and distribution expenses	22	(1,315,015)	(887,104)	(725,235)	(460,959)
Gross loss		(470,681)	(223,936)	(341,772)	(146,280)

Selling expenses	22	(279,843)	(262,897)	(146,933)	(149,336)
Administrative expenses	22	(197,297)	(160,469)	(109,123)	(87,300)
Other operating expense, net		(92,351)	(47,116)	(64,311)	(25,247)
Gain from interest in joint ventures		7	4	7	4
Revenue from non-reimbursable customer contributions		382	-	191	-
Operating loss before SE Resolution 250/13 and SE Notes 6852/13 and 4012/14		(1,039,783)	(694,414)	(661,941)	(408,159)
Higher costs recognition - SE Resolution 250/13 and SE Notes 6852/13 and 4012/14		735,534	2,212,623	735,534	2,212,623
Operating (loss) profit		(304,249)	1,518,209	73,593	1,804,464

Financial income	23	151,723	214,218	131,381	194,942
Financial expenses	23	(341,776)	(135,900)	(194,748)	(18,736)
Other financial expense	23	(269,438)	(85,725)	(21,915)	(24,237)
Net financial expense (income)		(459,491)	(7,407)	(85,282)	151,969
(Loss) Profit before taxes		(763,740)	1,510,802	(11,689)	1,956,433

Income tax	18	40,939	(117,584)	27,451	(149,069)
(Loss) Profit for the period from continuing operations		(722,801)	1,393,218	15,762	1,807,364

Discontinued operations		-	(88,300)	-	7,988
(Loss) Profit for the period		(722,801)	1,304,918	15,762	1,815,352

(Loss) Profit for the period attributable to:
Owners of the Company		(722,801)	1,303,353	15,762	1,815,352
Non-controlling interests		-	1,565	-	1,565
(Loss) Profit for the period		(722,801)	1,304,918	15,762	1,816,917

(Loss) Profit for the period attributable to the owners of the parent
Continuing operations		(722,801)	1,393,218	15,762	1,807,364
Discontinued operations		-	(89,865)	-	6,423

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	24	(0.81)	1.55	0.01	2.01
Basic and diluted (loss) earnings per share from discontinued operations	24	-	(0.10)	-	0.01

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the six-month periods ended June 30, 2014 and 2013

(Stated in thousands of pesos)

	Attributable to the owners of the parent
	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Other comprehen- sive loss	Retained earnings / Accumulated deficit	Subtotal equity	Non-controlling interests	Total equity
Balance at December 31, 2012	897,043	397,716	9,412	10,347	3,452	(14,659)	(885,130)	418,181	71,107	489,288

Sale of subsidiaries	-	-	-	-	-	-	-	-	(49,271)	(49,271)
Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013	(89,704)	(397,716)	(941)	(10,347)	(3,452)	-	502,160	-	-	-
Profit for the six-month period	-	-	-	-	-	-	1,303,353	1,303,353	1,565	1,304,918
Balance at June 30, 2013	807,339	-	8,471	-	-	(14,659)	920,383	1,721,534	23,401	1,744,935

Reversal of absorption of accumulated losses - Shareholders' Meeting of 12/20/2013	89,704	397,716	941	10,347	3,452	-	(502,160)	-	-	-
Sale of subsidiaries	-	-	-	-	-	-	-	-	(22,856)	(22,856)
Loss for the six-month complementary period	-	-	-	-	-	-	(531,614)	(531,614)	(545)	(532,159)
Other comprehensive loss	-	-	-	-	-	(13,618)	-	(13,618)	-	(13,618)
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	(28,277)	(113,391)	1,176,302	-	1,176,302

Loss for the six-month period	-	-	-	-	-	-	(722,801)	(722,801)	-	(722,801)
Balance at June 30, 2014	897,043	397,716	9,412	10,347	3,452	(28,277)	(836,192)	453,501	-	453,501

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the six-month periods ended June 30, 2014 and 2013

(Stated in thousands of pesos)

		Six months at
	Note	06.30.14	06.30.13
Cash flows from operating activities
(Loss) Profit for the period		(722,801)	1,304,918
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	8	113,756	104,379
Loss on disposals of property, plant and equipment	8	291	440
Net accrued interest	23	189,474	(59,920)
Exchange differences	23	347,295	123,714
Income tax	18	(40,939)	117,584
Allowance for the impairment of trade and other receivables, net of recovery		118	27,439
Adjustment to present value of receivables	23	(3,731)	201
Provision for contingencies	20	47,172	4,822
Changes in fair value of financial assets	23	(39,354)	(838)
Accrual of benefit plans		18,035	11,811
Gain from interest in joint ventures		(7)	(4)
Higher costs recognition - SE Resolution 250/13 and SE Notes 6852/13 and 4012/14		(735,534)	(2,212,623)
Net gain from the repurchase of Corporate Notes	23	(44,474)	(43,717)
Discontinued operations		-	139,218
Changes in operating assets and liabilities:
Increase in trade receivables		(29,823)	(24,385)
Increase in other receivables		(27,868)	(52,495)
Increase in inventories		(30,381)	(17,676)
Decrease in deferred revenue		(382)	-
Increase in trade payables		835,589	601,558
Increase / (Decrease) in salaries and social security taxes payable		37,587	(16,566)
Decrease in benefit plans		(4,439)	(5,098)
(Decrease) / Increase in tax liabilities		(8,536)	26,447
Increase in other payables		76,868	146,084
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		224,733	279,887
Net decrease in provisions		(8,312)	(7,354)
Subtotal before CAMMESA financing		194,337	447,826
Net increase for funds obtained - CAMMESA financing		433,463	212,983
Net cash flows provided by operating activities		627,800	660,809

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the six-month periods ended June 30, 2014 and 2013 (Continued)

(Stated in thousands of pesos)

		Six months at
	Note	06.30.14	06.30.13
Cash flows from investing activities
Acquisitions of property, plant and equipment	8	(636,491)	(451,318)
Net (payment for) collection of purchase / sale of financial assets at fair value		(7,971)	(10,392)
Collection of financial receivables with related companies		-	2,189
Collection of receivables from sale of subsidiaries - SIESA		2,976	2,111
Cash inflow from subsidiary sale		-	345
Discontinued operations		-	(80,395)
Net cash flows used in investing activities		(641,486)	(537,460)

Cash flows from financing activities
Repayment of principal on loans		(364)	(12,029)
Payment of interest on loans		(75,289)	(83,532)
Discontinued operations		-	17,697
Net cash flows used in financing activities		(75,653)	(77,864)

Net (decrease) / increase in cash and cash equivalents		(89,339)	45,485

Cash and cash equivalents at beginning of year	12	243,473	71,108
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale		-	11,154
Exchange differences in cash and cash equivalents		7,221	14,455
Net (decrease) / increase in cash and cash equivalents		(89,339)	45,485
Cash and cash equivalents at the end of period	12	161,355	142,202

Cash and cash equivalents at the end of period in the statement of financial position	12	161,355	128,993
Cash and cash equivalents at the end of period included in assets of disposal group classified as held for sale		-	13,209
Cash and cash equivalents at the end of period		161,355	142,202

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(7,295)	(18,146)

Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)	(168,426)	(1,394,305)

Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)	(1,038,047)	-

Decrease in financial assets at fair value from repurchase of Corporate Notes	91,638	153,653

Increase in financial assets at fair value from subsidiary sale	-	(333,994)

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

1.                   General information

History and development of the Company

Empresa Distribuidora Norte S.A. (EDENOR S.A. or the Company) was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA S.A.).

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by Electricidad Argentina S.A. (EASA), the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal years 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through March 2014, implemented by SE Resolution 250/13 and SE Notes 6852/13 and 4012/14, represented a significant step towards the recovery of the Company’s situation, inasmuch as it allowed for the temporary regularization of the equity imbalance generated by the lack of a timely recognition of the CMM adjustment requests made in the last seven years, such regulations do not provide a definitive solution to the Company’s economic and financial equation due to the fact that the level of revenue generated with the electricity rate schedules in effect, even after applying these regulations, does not allow for the absorption of neither operating nor investment costs or for the payment of financial services.  The constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires; so much so that the operating and net results for the year ended December 31, 2013 were also negative prior to applying SE Resolution 250/13.

In effect, the operating and net results for the six-month period ended June 30, 2014 were also negative; therefore, the Company is once again subject to complying with the provisions of Section 206 of the Argentine Business Organizations Law, which provide for the mandatory capital stock reduction.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

Despite this, it is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, without affecting the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

Additionally, the Company has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. It was in this context that the ENRE issued Resolution 347/12, which established the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012, and the Energy Secretariat issued the previously described SE Resolution 250/13 and SE Notes 6852/13 and 4012/14, which partially recognized the higher costs and established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the liability held with CAMMESA. The application of the described offsetting mechanism is to be authorized by the Energy Secretariat.

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by the Company, on February 3, 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants.

                Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 the Company found itself forced to cancel, on a temporary basis, the obligations with the Wholesale Electricity Market with surplus cash balances after having complied first with the commitments necessary to guarantee the provision of the public service that EDENOR is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the recognized salary increases.  In this regard, the ENRE and CAMMESA sent notices to the Company demanding payment of such debt, which have been duly replied by the Company.

The above-described situation has once again led to a working capital deficit, which, taking into account that the Company is not in condition to have access to other sources of financing, results in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases or to incur debt for specific purposes. In that regard, and as a consequence of Resolution No. 836/2014 issued by the Secretariat of Labor that established the application of a gradual increase of 26.5% as from May 1, 2014, together with other benefits, for Company employees represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union (Note 5.2), in July 2014, the Company obtained financing from CAMMESA in order to be able to comply with the provisions of such Resolution, which has nevertheless been contested by the Company before the administrative authorities.

In spite of that which has been previously mentioned, the Company Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous fiscal years in this regard continued during the second three-month period ended June 30, 2014; thus, if during the next six months of the current fiscal year: (i) the new electricity rate schedules are not issued by the ENRE; (ii) the Company is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue it obtains from the application of Resolution 347/12, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by SE Resolution 250/13 and SE Notes 6852/13 and 4012/14, and/or; (iii) the Company does not obtain from the Federal Government other mechanism that provides it with financing for cost increases or recognition thereof in addition to those previously mentioned, it is likely that the Company will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, the Company may not ensure that it will be able to obtain additional financing on acceptable terms.  Nevertheless, it must be pointed out that due to the fact that the revenue deriving from the FOCEDE for the execution of the necessary woks arising from the Investment Plan of distribution companies is temporarily insufficient, the Energy Secretariat has considered the possibility of financing such deficit, should it be necessary, through the implementation of loans for consumption (mutuum) with CAMMESA.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Company’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases, the Board of Directors has raised substantial doubt about the Company’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer certain payment obligations, as previously mentioned, or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications that might result from the outcome of this uncertainty.

2.                  Regulatory framework

Penalties – Specific situations

Based on the provisions of ENRE Resolution 1/14, the definitive amount of the compensation payable to Customers by way of discounts totaled $ 84.6.  As of June 30, 2014, part of such amount has already been credited to Customers.

Furthermore, in May 2014, the Company and the National Regulatory Authority for the Distribution of Electricity entered into a payment agreement pursuant to which it was agreed that the penalties under litigation for a total of $ 8.7 million, plus interest for $4 million, would be paid in 12 monthly installments, maturing as from June 1, 2014. As of the date of issuance of these condensed interim financial statements, the Company has already paid the first three installments.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

PUREE – CMM (Program for the Rational Use of Electric Power – Cost Monitoring Mechanism)

On June 24, 2014, the Energy Secretariat issued SE Note 4012/14 which, among other issues, extended the effects of SE Resolution 250/13 and SE Note 6852/13 until March 31, 2014. In this regard, as of June 30, 2014, the Company recorded $ 735.5 million and $ 108.2 million in the “Higher costs recognition - SE Resolution 250/13 and SE Notes 6852/13 and 4012/14” and the “Financial income – Financial interest” line items of the Condensed Interim Statement of Comprehensive (Loss) Income, respectively.

Additionally, the aforementioned Note instructed CAMMESA to apply SE Resolution 250/13 using for calculation purposes relating to March 31, 2014 the information provided by the ENRE in its Note No. 112,606 dated June 6, 2014. Based on this instruction and on the information provided by these agencies, and considering as well the criterion adopted with regard to the partial recognition of amounts relating to the CMM and the offsetting thereof, whose implementation is pending, the Company has offset the remaining CMM original amounts (Receivable) subject to the issuance of Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) for $ 362.7 million against the trade payable the Company has with CAMMESA for electricity purchases. In that regard, ENRE Note 112,606 recalculates CMM and PUREE values fully complying with the provisions of SE Resolution 250/13.

Moreover, SE Note 4012/14 not only states that this measure is temporary and exceptional in nature but also establishes that the signing of an integral and instrumental agreement, or equivalent alternative, will be promoted in order to address the regulatory, economic, financial, quality-related and sustainability aspects of the public service, object of the concession, as well as the extension of the transitional period of the concession agreement until December 31, 2016.

The impact of SE Resolution 250/13 and SE Notes 6852/13 and 4012/14 on the Statement of financial position is summarized below:

	2013			2014
	SE Res. 250/13	SE Note 6852/13	Subtotal	SE Note 4012/14	Total
Other receivables
Cost Monitoring Mechanism	2,254,953	723,630	2,978,583	735,534	3,714,117
Net interest CMM - PUREE	172,939	24,570	197,509	108,218	305,727
Other payables - Program for the rational use of electric power	(1,387,037)	(274,068)	(1,661,105)	(168,426)	(1,829,531)
Trade payables - CAMMESA	(678,134)	(474,132)	(1,152,266)	(1,038,047)	(2,190,313)
LVFVD to be issued	362,721	-	362,721	(362,721)	-

3.                  Basis of preparation

The condensed interim financial statements for the period ended June 30, 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC), incorporated by the National Securities Commission (CNV). Particularly, the provisions of IAS 34 “Interim Financial Reporting” have been applied.

The balances at December 31, 2013 and for the six-month period ended June 30, 2013, disclosed in these condensed interim financial statements for comparative purposes, arise from the consolidated financial statements as of those dates. Certain amounts of the consolidated financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the financial statements for the reporting period.

Due to the fact that as of December 31, 2013 the Company has divested all of its subsidiaries, as from the current fiscal year, only one set of financial statements, prepared under IFRS, is presented.

The condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

These condensed interim financial statements were approved for issue by the Company Board of Directors on August 7, 2014.

4.                  Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the consolidated financial statements for the last financial year, which ended December 31, 2013.

There are no new IFRS or IFRIC applicable as from the period being reported that have a material impact on the Company’s condensed interim financial statements.

These condensed interim financial statements must be read together with the audited consolidated financial statements as of December 31, 2013, which have been prepared in accordance with IFRS.

4.1               New standards, amendments and interpretations mandatory for annual periods beginning January 1, 2014 and not early adopted by the Company.

The following standards, which are mandatory for the Company as from the current fiscal year, have had no significant impact on its financial position or the results of its operations.

IAS 36 (revised 2013) “Impairment of assets”, issued in May 2013.  This amended standard addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

IFRIC 21 "Levies", issued in May 2013. This standard provides guidance on when to recognize a liability for a levy imposed by the government, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain.

4.2              New standards, amendments and interpretations not effective and not early adopted by the Company

IFRS 15 "Revenue from contracts with customers", issued in May 2014 and applicable to annual periods beginning as from January 1, 2017.  It specifies how and when revenue will be recognized, as well as the additional information the Company is required to present in the financial statements. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The Company is currently analyzing the impact. Nevertheless, it estimates that the application of this standard will have no significant impact on the results of its operations or its financial position.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

5.                   Financial risk management

The Company’s activities expose it to various financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

There have been no significant changes in the Company’s risk management policies since the last fiscal year end.

5.1                Financial risk factors

•         Currency risk

At June 30, 2014 and December 31, 2013, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 06.30.2014	Total 12.31.2013

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	332	8.033	2,665	2,150
TOTAL NON-CURRENT ASSETS		332		2,665	2,150
CURRENT ASSETS
Other receivables	USD	4,229	8.033	33,970	3,793
	EUR	17	10.991	192	374
Financial assets at fair value through profit or loss	USD	3,086	8.033	24,786	74,338
Cash and cash equivalents	USD	766	8.033	6,152	23,977
	EUR	15	10.991	169	171
TOTAL CURRENT ASSETS		8,113		65,269	102,653
TOTAL ASSETS		8,445		67,934	104,803

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	186,480	8.133	1,516,643	1,309,949
TOTAL NON-CURRENT LIABILITIES		186,480		1,516,643	1,309,949
CURRENT LIABILITIES
Trade payables	USD	12,397	8.133	100,824	111,795
	EUR	37	11.148	410	2,015
	CHF	30	9.176	278	223
	NOK	68	1.332	91	74
Borrowings	USD	4,050	8.133	32,940	40,153
TOTAL CURRENT LIABILITIES		16,582		134,543	154,260
TOTAL LIABILITIES		203,062		1,651,186	1,464,209

(1)       The exchange rates used are those of Banco Nación in effect as of June 30, 2014 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF), and Norwegian Krones (NOK).  An average exchange rate is used for balances with related parties.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

5.2               Concentration risk factors

•         Related to employees who are union members

On May 28, 2014, the Secretariat of Labor (ST) issued ST Resolution 836/14 whereby the following is established:

•         A salary increase, until April 30, 2015, for Company employees who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) of 15% from May 1, 2014 and of a cumulative 10% from July 1, 2014.

•         An increase, from May 1, 2014, of the percentage relating to employee seniority, which will amount to 2.12% of the basic salary, per year of seniority.

•         A 10% to 18% increase, from May 1, 2014, of the percentage relating to the non-calendar week modality of work.

The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreement of the above-mentioned union.

In order to cover the higher salary costs, the Company obtained financing from CAMMESA through a loan for consumption (mutuum) and the assignment of secured receivables, see Note 28.

5.3               Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

•         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•         Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from the prices).

•         Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

The table below shows the Company’s financial assets measured at fair value at June 30, 2014 and December 31, 2013:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At June 30, 2014
Assets
Cash and cash equivalents - Money market funds	133,706	-	-	133,706
Financial assets at fair value through profit or loss:
Government bonds	16,066	-	-	16,066
Money market funds	147,680	-	-	147,680
Total assets	297,452	-	-	297,452

At December 31, 2013
Assets
Cash and cash equivalents - Money market funds	219,887	-	-	219,887
Financial assets at fair value through profit or loss:
Government bonds	14,256	-	-	14,256
Government bonds - AESEBA trust	99,523	-	-	99,523
Money market funds	102,655	-	-	102,655
Total assets	436,321	-	-	436,321

6.                  Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In preparing these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the consolidated financial statements for the year ended December 31, 2013.

7.                   Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the consolidated financial statements as of December 31, 2013, except for the following:

a.       Change of the interest rate applicable to historical lawsuit amounts

By Act 2601 of the Federal Court of Appeals in Labor Matters, dated May 21, 2014, it was established that the lending rate of Banco Nación Argentina used for the granting of loans, which currently stands at 18.6% p.a., would be replaced by the nominal rate for personal loans of Banco Nación Argentina, currently at 36% p.a. This change applies to all amounts of lawsuits pending judgment within the jurisdiction of the City of Buenos Aires.

The effect of this change in the applicable rate generated a loss of $ 31.6 million, which was recorded in the “Other operating expense, net” line item of the Condensed Interim Statement of Comprehensive (Loss) Income as of June 30, 2014.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

b.      Legal action brought by the National Ombudsman

Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the Program for the Rational Use of Electric Power (PUREE).

Procedural stage of the proceedings: on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “CARBONEL SILVIA CRISTINA vs FEDERAL GOVERNMENT – MINISTRY OF PLANNING – ENERGY SECRETARIAT RESOLUTION 1196/08 1170/08, ACTION FOR THE PROTECTION OF A RIGHT GUARANTEED BY THE CONSTITUTION (AMPARO) LAW 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters No. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision was appealed by the plaintiff, the resolution of which is still pending. On May 20, 2014, Division IV of the Court of Appeals in Contentious and Administrative Federal Matters rendered judgment rejecting the appeal filed by the plaintiff, thus confirming the decision of the Court of Original Jurisdiction in all its terms. Within the procedural term granted for such purpose, the National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”), notice of the legal bases of which has not yet been served upon the parties. The precautionary measure continues to be in force until the decision is final.

Amount: undetermined

Conclusion: no provision has been recorded for these claims in these condensed interim financial statements as the Company, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will be terminated in 2014.

c.       Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION No. 336/12”)

Purpose: By this action, the Company challenges ENRE’s resolution pursuant to which the Company is ordered to:

- determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

- determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

- credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

- pay a compensation to each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

Amount: not specified in the complaint.

Procedural stage of the proceedings: This resolution has been contested by the Company through a direct appeal (“Recurso Directo”), which is pending in the Court of Appeals in Contentious and Administrative Federal Matters - Division IV. Notice of the legal bases of the aforementioned appeal, which was filed on February 4, 2014, has not yet been served upon the ENRE.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

d.      Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. As of the date of issuance of these condensed interim financial statements, the Court has not received the requested file. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”.

e.       Legal action brought by the Company (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. As of the date of this report, notice of the complaint has not yet been served upon the defendant. On February 3, 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants. It was ordered that notice of said presentation be served upon the Federal Government – Ministry of Federal Planning.

On May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company. Within the procedural term granted for such purpose, the Company filed an appeal on which no decision has been rendered as of the date of issuance of these condensed interim financial statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

8.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

Additions	-	-	-	-	7,407	625,120	11,259	643,786
Disposals	-	-	(159)	(132)	-	-	-	(291)
Transfers	9,235	6,069	83,874	60,560	20,523	(180,261)	-	-
Depreciation for the period	(2,895)	(18,170)	(45,862)	(29,294)	(17,535)	-	-	(113,756)
Net amount 06.30.14	102,443	853,312	1,944,040	1,087,054	182,912	1,487,449	61,836	5,719,046

At 06.30.14
Cost	142,390	1,373,131	3,861,833	1,830,066	566,598	1,487,449	61,836	9,323,303
Accumulated depreciation	(39,947)	(519,819)	(1,917,793)	(743,012)	(383,686)	-	-	(3,604,257)
Net amount	102,443	853,312	1,944,040	1,087,054	182,912	1,487,449	61,836	5,719,046

•            During the period ended June 30, 2014, direct costs capitalized amounted to $ 71 million.

•            Financial costs capitalized for the period ended June 30, 2014 amounted to $ 7.3 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.12
Cost	143,408	1,242,566	3,488,557	1,649,273	523,893	590,535	30,285	7,668,517
Accumulated depreciation	(38,061)	(466,295)	(1,784,028)	(658,220)	(377,314)	-	-	(3,323,918)
Net amount	105,347	776,271	1,704,529	991,053	146,579	590,535	30,285	4,344,599

Additions	-	-	-	-	20,934	441,936	6,594	469,464
Disposals	-	-	(440)	-	-	-	-	(440)
Transfers	1,745	70,420	117,012	46,177	15,791	(251,145)	-	-
Depreciation for the period	(1,972)	(17,859)	(44,400)	(27,833)	(12,315)	-	-	(104,379)
Discontinued operations	(15,723)	-	-	-	(18,478)	(55)	-	(34,256)
Net amount 06.30.13	89,397	828,832	1,776,701	1,009,397	152,511	781,271	36,879	4,674,988

At 06.30.13
Cost	123,929	1,313,962	3,604,846	1,695,450	503,221	781,271	36,879	8,059,558
Accumulated depreciation	(34,532)	(485,130)	(1,828,145)	(686,053)	(350,710)	-	-	(3,384,570)
Net amount	89,397	828,832	1,776,701	1,009,397	152,511	781,271	36,879	4,674,988

•            During the period ended June 30, 2013, direct costs capitalized amounted to $ 77.4 million.

•            Financial costs capitalized for the period ended June 30, 2013 amounted to $ 18.2 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

9.                  Other receivables

	06.30.14	12.31.13
Non-current:
Prepaid expenses	-	-
Receivable from minimum presumed income	151,554	127,386
Tax credits	1,265	1,107
Financial receivable	64,950	60,994
Related parties	6,892	7,279
Other	3,024	2,629
Total Non-current	227,685	199,395

Current:
Prepaid expenses	4,138	2,751
Receivable from CMM (1)	-	362,721
Value added tax	101,234	81,214
Advances to suppliers	16,407	21,790
Advances to personnel	860	4,718
Security deposits	2,402	1,980
Financial receivable	3,591	2,925
Receivable with FOCEDE	24,796	-
Receivables from activities other than the main activity	22,118	52,238
Related parties	713	1,186
Allowance for the impairment of other receivables	(14,051)	(20,412)
Judicial deposits	2,494	1,786
Other	482	9,215
Total Current	165,184	522,112

(1) As of June 30, 2014 and December 31, 2013, net of both the trade payable with CAMMESA for $ 2.2 billion and $ 1.2 billion, respectively and the PUREE-related payable for $ 1.8 billion and $ 1.7 billion, respectively, which were offset as established in SE Resolution 250/13 and SE Notes 6852/13 and 4012/14. See Note 2.

The carrying amount of the Company’s other financial receivables approximates their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.14	06.30.13
Balance at beginning of year	20,412	16,011
Increase	248	4,240
Decrease	(4,770)	-
Recovery	(1,839)	-
Balance at end of period	14,051	20,251

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

10.               Trade receivables

	06.30.14	12.31.13
Current:
Sales of electricity - Billed (1)	589,841	542,324
Sales of electricity – Unbilled	212,316	236,761
Framework Agreement	71,358	56,928
National Fund of Electricity	8,821	5,290
Bonds for the cancellation of debts of the Province of Bs. As.	-	1,701
Specific fee payable for the expansion of the network,transportation and others	13,779	10,536
Receivables in litigation	28,682	22,740
Allowance for the impairment of trade receivables	(72,723)	(73,185)
Total Current	852,074	803,095

(1)     Net of stabilization factor.

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.14	06.30.13
Balance at beginning of year	73,185	63,265
Increase	1,709	23,199
Decrease	(2,171)	(8)
Discontinued operations	-	(22,541)
Balance at end of period	72,723	63,915

11.                Financial assets at fair value through profit or loss

	06.30.14	12.31.13
Current
Government bonds	16,066	14,256
Government bonds - AESEBA trust	-	99,523
Money market funds	147,680	102,655
Total current	163,746	216,434

12.               Cash and cash equivalents

	06.30.14	12.31.13	06.30.13
Cash and banks	18,929	19,837	39,946
Time deposits	8,720	3,749	748
Money market funds	133,706	219,887	88,299
Total cash and cash equivalents	161,355	243,473	128,993

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

13.               Share capital and additional paid-in capital

At June 30, 2014, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Section 206 – Argentine Business Organizations Law

At June 30, 2014, the negative results recorded by the Company consume more than 50% of its share capital. Therefore, should this situation continue to remain by the end of the current fiscal year, the Company will be subject to complying with the provisions of Section 206 of the Argentine Business Organizations Law, which provide for the mandatory capital stock reduction.

At the date of issuance of these condensed interim financial statements, the Company Board of Directors is analyzing different scenarios aimed at improving the Company’s financial situation, while taking the appropriate steps with the pertinent authorities.

14.               Trade payables

	06.30.14	12.31.13
Non-current
Suppliers	397	794
Customer deposits	57,289	54,524
Customer contributions	126,958	113,778
Funding contributions - substations	51,700	51,700
Total Non-current	236,344	220,796

Current
Payables for purchase of electricity - CAMMESA (1)	1,934,071	1,500,609
Provision for unbilled electricity purchases - CAMMESA	281,557	280,935
Suppliers	567,102	510,612
Customer contributions	157,022	176,800
Funding contributions - substations	16,528	12,352
Related parties	138	-
Total Current	2,956,418	2,481,308

(1)   As of June 30, 2014 and December 31, 2013, net of $ 2.2 billion and $ 1.2 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13 and SE Notes 6852/13 and 4012/14. See Note 2.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

15.                Other payables

	06.30.14	12.31.13
Non-current
Program for the rational use of electric power (1)	164,910	108,603
ENRE penalties and discounts	915,488	836,115
Liability with FOTAE	48,960	-
Total Non-current	1,129,358	944,718

Current
ENRE penalties and discounts	89,216	87,658
Liability with FOCEDE	2,656	4,237
Liability with FOTAE	-	48,960
Related parties	1,811	2,028
Other	3,757	4,294
Total Current	97,440	147,177

(1)    As of June 30, 2014 and December 31, 2013, net of $ 1.8 billion and $ 1.7 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13 and SE Notes 6852/13 and 4012/14. See Note 2.

The carrying amount of the Company’s other financial payables approximates their fair value.

16.               Borrowings

	06.30.14	12.31.13
Non-current
Corporate notes (1) (2)	1,516,643	1,309,949
Total non-current	1,516,643	1,309,949

Current
Financial loans	61	430
Interest	32,940	40,153
Total current	33,001	40,583

(1)    Net of issuance expenses and debt repurchase.

(2)    On March 27, 2014, the repurchased Corporate Notes that the Company held in its portfolio were written off. See Note 26.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	06.30.14	12.31.13
Fixed rate
Less than 1 year	33,001	40,583
From 3 to 4 years	120,043	-
More than 4 years	1,396,600	1,309,949
	1,549,644	1,350,532
Floating rate
Less than 1 year	-	-
	-	-
	1,549,644	1,350,532

At June 30, 2014 and December 31, 2013, the fair values of the Company’s non-current borrowings (Corporate Notes) amount approximately to $ 1.2 billion and 0.9 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s corporate notes at the end of the period/year.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

17.                Salaries and social security taxes

	06.30.14	12.31.13
Non-current
Early retirements payable	3,258	1,164
Seniority-based bonus	27,037	24,795
Total non-current	30,295	25,959

Current
Salaries payable and provisions	407,635	383,096
Social security taxes payable	44,423	35,832
Early retirements payable	2,052	1,929
Total current	454,110	420,857

18.               Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2013.

	06.30.14	06.30.13
Current tax	-	(153,711)
Deferred tax	40,939	36,127
Total income tax expense	40,939	(117,584)

19.               Tax liabilities

	06.30.14	12.31.13
Non-current
Tax regularization plan	3,785	4,406
Total Non-current	3,785	4,406

Current
Tax on minimum presumed income payable	21,428	24,876
Provincial, municipal and federal contributions and taxes	67,290	53,620
Tax withholdings	26,947	25,761
SUSS (Social Security System) withholdings	1,384	1,582
Municipal taxes	37,770	36,170
Tax regularization plan	23,334	40,460
Total Current	178,153	182,469

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

20.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.13	83,121	10,667

Increases	-	47,172
Decreases	(3)	(8,308)
At 06.30.14	83,118	49,531

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.12	80,019	10,493

Increases	-	4,822
Decreases	(2,736)	(4,619)
Discontinued operations	(3,296)	(4,162)
At 06.30.13	73,987	6,534

21.               Revenue from sales

	Six months at
	06.30.14	06.30.13
Sales of electricity (1)	1,724,725	1,633,985
Right of use on poles	26,221	21,048
Connection charges	1,905	1,747
Reconnection charges	364	3
Total Revenue from sales	1,753,215	1,656,783

(1)   Includes revenue from the application of Resolution 347/12 for $ 244.3 million and $ 260.6 million for the six-month periods ended June 30, 2014 and 2013, respectively.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

22.              Expenses by nature

The detail of expenses by nature is as follows:

	Six months at 06.30.14
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	597,892	104,233	91,293	793,418
Pension plans	13,591	2,369	2,075	18,035
Communications expenses	5,706	19,732	1,273	26,711
Allowance for the impairment of trade and other receivables	-	1,957	-	1,957
Supplies consumption	100,622	-	5,832	106,454
Leases and insurance	4,721	-	15,516	20,237
Security service	11,665	161	6,292	18,118
Fees and remuneration for services	362,518	119,609	59,831	541,958
Public relations and marketing	-	-	2,547	2,547
Advertising and sponsorship	-	-	1,312	1,312
Reimbursements to personnel	581	194	738	1,513
Depreciation of property, plant and equipment	101,707	7,144	4,905	113,756
Directors and Supervisory Committee members’ fees	-	-	1,422	1,422
ENRE penalties	115,878	5,780	-	121,658
Taxes and charges	-	18,632	3,462	22,094
Other	134	32	799	965
Six months at 06.30.14	1,315,015	279,843	197,297	1,792,155

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment at June 30, 2014 for $ 71 million.

	Six months at 06.30.13
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	347,919	84,219	67,413	499,551
Pension plans	7,728	1,953	2,130	11,811
Communications expenses	3,490	15,636	739	19,865
Allowance for the impairment of trade and other receivables	-	27,439	-	27,439
Supplies consumption	42,158	-	2,751	44,909
Leases and insurance	3,324	-	10,529	13,853
Security service	6,859	294	4,517	11,670
Fees and remuneration for services	302,126	85,054	62,345	449,525
Public relations and marketing	-	-	1,046	1,046
Advertising and sponsorship	-	-	539	539
Reimbursements to personnel	384	73	415	872
Depreciation of property, plant and equipment	96,405	4,252	3,722	104,379
Directors and Supervisory Committee members’ fees	-	-	1,260	1,260
ENRE penalties	76,562	28,615	-	105,177
Taxes and charges	-	15,349	2,421	17,770
Other	149	13	642	804
Six months at 06.30.13	887,104	262,897	160,469	1,310,470

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment at June 30, 2013 for $ 77.4 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

23.              Net financial expense

	Six months at
	06.30.14	06.30.13
Financial income
Late payment charges	20,862	19,312
Financial interest (1)	130,861	194,906
Total financial income	151,723	214,218

Financial expenses
Interest and other (2)	(89,590)	(80,579)
Tax-related interest	(3,600)	(4,292)
Commercial interest	(244,565)	(44,501)
Bank fees and expenses	(4,021)	(6,528)
Total financial expenses	(341,776)	(135,900)

Other financial expense
Exchange differences	(347,295)	(123,714)
Adjustment to present value of receivables	3,731	(201)
Changes in fair value of financial assets	39,354	838
Net gain from the repurchase of Corporate Notes	44,474	43,717
Other financial expense	(9,702)	(6,365)
Total other financial expense	(269,438)	(85,725)
Total net financial expense	(459,491)	(7,407)

(1)      Includes interest on cash equivalents at June 30, 2014 and 2013 for $ 3.4 million and $ 24.9 million, respectively.

(2)      Net of interest capitalized at June 30, 2014 and 2013 for $ 7.3 million and $ 18.2 million, respectively.

24.              Basic and diluted (loss) earnings per share

Basic

The basic (loss) earnings per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding at June 30, 2014 and 2013, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincide with the diluted (loss) earnings per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	Six months at
	06.30.14		06.30.13
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
(Loss) Profit for the period attributable to the owners of the Company	(722,801)	-	1,393,218	(88,300)
Weighted average number of common shares outstanding	897,043	-	897,043	897,043
Basic and diluted (loss) earnings per share – in pesos	(0.81)	-	1.55	(0.10)

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

25.               Related-party transactions

•            The following transactions were carried out with related parties:

a.               Income

		Six months at
Company	Concept	06.30.14	06.30.13

CYCSA	Other income	75	204
PYSSA	Advertising on EDENOR bill	2	-
PESA	Interest	-	6,593
		77	6,797

b.              Expense

		Six months at
Company	Concept	06.30.14	06.30.13

EASA	Technical advisory services on financial matters	(9,652)	(6,381)
SACME	Operation and oversight of the electric power transmission system	(8,906)	(6,925)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(205)	-
PYSSA	Financial and granting of loan services to customers	(50)	(43)
		(18,813)	(13,349)

•            The balances with related parties are as follow:

c.               Receivables and payables

	06.30.14	12.31.13
Other receivables
SACME	7,605	7,935
CYCSA	-	530
	7,605	8,465

	06.30.14	12.31.13
Trade and Other payables
SACME	(1,811)	(2,027)
EASA	-	(1)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	(138)	-
	(1,949)	(2,028)

d.              Key management personnel’s remuneration

	Six months at
	06.30.14	06.30.13
Salaries	30,380	24,498
	30,380	24,498

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of June 30, 2014 and December 31, 2013

(continued)

26.              Termination of Trust for the sale of AESEBA/EDEN’s assets

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2013 are as follow.

The Trust has purchased the totality of Edenor Corporate Notes due in 2017 and 2022 indicated in the respective trust agreement for USD 10 million and USD 68 million of nominal value, respectively. On March 27, 2014, these Corporate Notes were written off.

Due to the repurchases of the Company’s own debt made by the Trust, at June 30, 2014, the Company recorded a gain of $ 44.5 million, which has been included in the “Other financial expense” line item of the Statement of Comprehensive (Loss) Income.

Additionally, on April 5, 2014, the Trust was terminated and liquidated.

27.               Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

At the date of issuance of these condensed interim financial statements there are no significant changes with respect to the situation reported by the Company as of December 31, 2013, except for the following:

During the first six-month period of 2014 the Company received a disbursement for $ 19.9 million, relating to the first installment, which is recognized within Non-current trade payables – Customer contributions (Note 14), together with the advance payment for $ 20 million collected in fiscal year 2013.

28.              Events after the reporting period

LOAN FOR CONSUMPTION (MUTUUM) AND ASSIGNMENT OF SECURED RECEIVABLES

On June 24, 2014, by Note 4012/14, the Energy Secretariat instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company in order to provide the latter with the necessary financing to cover the higher salary costs indicated in Note 5.2. The aforementioned agreement was entered into on July 10, 2014, and the first disbursement made by CAMMESA for $ 90 million has been received.

The reimbursement of the funds will be guaranteed by the Company with the assignment of the future Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) to be issued, as a result of the application of SE Resolution 250/13, as described in Note 2.c.III to the Separate Financial Statements as of December 31, 2013.

RICARDO TORRES
Chairman

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.)

6363 Del Libertador Ave. – City of Buenos Aires

ADDITIONAL INFORMATION AS OF JUNE 30, 2014 REQUIRED BY

  SECTION No. 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS

  SECTION No. 12 CHAPTER III OF GENERAL RESOLUTION No. 622 OF THE NATIONAL SECURITIES COMMISSION

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION

(Amounts stated in thousands of pesos)

GENERAL ISSUES CONCERNING THE COMPANY’S ACTIVITY

1.     The Company is subject to specific and significant legal regulations that could imply the possible removal or reinstatement of benefits contemplated by said regulations.

2.    No significant changes have been made to the Company’s activities nor have any other similar circumstances occurred that may affect the comparison of the financial statements with those presented in previous years.

RECEIVABLES AND PAYABLES

3.    Classification according to maturity

             a) Past due:

             a.1) Past due receivables are as follow:

	Trade receivables	Other receivables
Up to three months	159,625	390
From three to six months	31 ,942	507
From six to nine months	30,079	350
From nine months to one year	48,310	1 26
More than one year	289,472	4,957
	559,428	6,330

             a.2) Past due payables are as follow:

Payables
Up to three months	7 16,000
From three to six months	7 50,636
From six to nine months	800,059
From nine months to one year	388,770
More than one year	497 ,816
3,153,281

             b) With no specified due date:

Payables with no specified due date amount to:	1,129,359

             c) To become due:

             c.1) Receivables to become due are as follow:

	Trade receivables	Other receivables
Up to three months	365,369	26,277
From three to six months	-	1 36,012
From six to nine months	-	5,547
From nine months to one year	-	5,069
More than one year	-	1 59,434
More than two years	-	68,251
	365,369	400,590

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION (continued)

c.2) The total amount of payables to become due is as follows:

Payables
Up to three months	118,205
From three to six months	141,714
From six to nine months	172,791
From nine months to one year	143,538
From one to two years	199,353
More than two years	1,7 26,878
2,502,479

4.           Classification of receivables and payables according to the financial effect they produce

	Receivables	Payables
Non-bearing interest in local currency	944,499	(3,176)
Non-bearing interest in foreign currency	36,827	-
Interest bearing in local currency	226,789	(1,957)
Interest bearing in foreign currency	-	(1,651)

5.           Companies under section 33 - Law No. 19,550

a) At June 30, 2014, the credit balance with Companies under section 33 - Law No. 19,550 amounts to 7,605, which is disclosed in Note 25 to the condensed interim financial statements. The detail is as follows:

SACME S.A.	7 ,605

b) The debit balance has also been disclosed in Note 25 to the condensed interim financial statements and amounts to 1,949. The detail is as follows:

SACME S.A.	1,811
Salav erri, Dellatorre, Burgio y Wetzler Malbran	138

c) There are no debit balances in kind or subject to adjustment clauses.

6.    There are not, and there have not been during the period/year, significant trade receivables or loans granted to directors, supervisory committee members or relatives thereof up to and including the second degree of kinship.

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION (continued)

PHYSICAL STOCK-TAKING OF INVENTORIES

7.     The Company owns supplies which are verified through periodic stocktakings over the fiscal year.

CURRENT VALUES

8.    There are no inventories, property, plant and equipment or other significant assets valued on the basis of the current value criterion.

PROPERTY, PLANT AND EQUIPMENT

9.    There is no property, plant and equipment that has been subject to technical revaluation.

10.   There is no significant property, plant and equipment in obsolete condition.

INVESTMENTS IN OTHER COMPANIES

11.    There are no investments in other companies in excess of the limit permitted by section 31 of Law No. 19,550.

RECOVERABLE VALUES

12.       The recoverable value of property, plant and equipment, taken as a whole, has been determined on the basis of its value in use. There are no significant assets whose recoverable values are lower than their book values, in respect of which an allowance has not been recorded.

INSURANCE

13.   The detail of the insured assets, risks covered, amounts insured and accounting values is as follows:

		Amounts	Accounting
Insured assets	Risk covered	insured	value

Substations	All operating risks	Total (*)	853,312

Transformer chambers and platforms (excluding civil construction works)	All operating risks	Total (*)	479,253

Real property (excluding land)	All operating risks	Total (*)	102,443

Furniture, tools and equipment (except transportation equipment)	All operating risks	Total (*)	78,556

Construction in process - Transmission, Distribution and Other assets	All operating risks	Total (*)	1,487,449

Transportation equipment	Theft and third-party liability		50,900
Total			3,051,913

(*) Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremor, flooding and debris removal from facilities, with the total amount insured being USD 1,058,392,123.

The Company Management believes that usual risks are sufficiently covered.

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION (continued)

POSITIVE AND NEGATIVE CONTINGENCIES

14.   The Company has recorded the necessary provisions to cover potential losses arising from the technical assessment of the existing risk, the actual occurrence of which is dependent on future events that are deemed likely to occur.

15.    The Board of Directors believes that the condensed interim financial statements include the necessary items to confront any probable risks.

IRREVOCABLE ADVANCES ON ACCOUNT OF FUTURE CAPITAL SUBSCRIPTIONS

16.   There are no irrevocable advances.

17.    There are no unpaid cumulative dividends on preferred shares.

18. In accordance with the provisions of Law No. 19,550 and the By-laws, dividends may be distributed after an amount of the profits has been allocated to the legal reserve (five percent of those profits), the remuneration of Board of Directors and Supervisory Committee members in excess of the amounts accrued in the condensed interim financial statements, the payment of profit-sharing bonds held by employees and other appropriations which the Shareholders’ Meeting may determine, such as voluntary reserves.

Additionally, as stipulated in the Adjustment Agreement entered into by and between Edenor and the Federal Government, the Company must submit for the approval of the regulatory agency any distribution of dividends.

Moreover, were the Company to lose its Investment Grade rating or were its Level of Indebtedness to become higher than 2.5, the negative covenants included in the corporate notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, purchases of Edenor’s shares or payments on subordinated debt, would apply.

Buenos Aires, August 7, 2014.

RICARDO TORRES
Chairman

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

6363 Del Libertador Ave. – City of Buenos Aires

INFORMATIVE SUMMARY

AS OF JUNE 30, 2014

(Amounts stated in thousands of pesos)

In accordance with the provisions of GR No. 576 of the National Securities Commission (CNV), these condensed interim financial statements as of June 30, 2014 have been prepared in accordance with IFRS. Additional information in Note 3 to the condensed interim financial statements.

1.                   The Company’s activities

(Not covered by the Independent Auditors’ Report)

In the interim six-month period ended June 30, 2014, the Company recorded a net loss of 722,801. At the end of the period, the Company’s equity amounts to 453,501.

The operating loss amounted to 304,249.

The investment in property, plant and equipment totaled 643,786. This amount was mainly allocated to increasing service quality levels and meeting current and new customer demand.

2.                  Comparative financial position structure

ACCOUNTS	06.30.14	12.31.13

Current assets	1 ,456,592	1 ,868,967
Non-current assets	5,947 ,1 65	5,389,1 29
Total Assets	7,403,757	7,258,096

Current liabilities	3,7 7 9,060	3 ,283,061
Non-current liabilities	3,1 7 1 ,1 96	2,7 98,7 33
Total Liabilities	6,950,256	6,081,794
Equity	453,501	1,176,302
Total Liabilities and Equity	7,403,757	7,258,096

3.                  Comparative income structure

	Six months at
ACCOUNTS	06.30.14	06.30.13
Net loss	(947 ,814)	(647,298)
Other expense, net	(92,351)	(47,116)
Revenue from non-reimbursable customer contributions	382	-
Higher costs recognition - SE Resolution 250/13 and SE Notes 6852/13 and 4012/14	7 35,534	2,212,623
Financial expense and holding losses	(459,491)	(7,407)
(Loss) Profit before taxes	(763,740)	1,510,802
Income tax	40,939	(117,584)
Loss from discontinued operations	-	(88,300)
Net (loss) profit for the period	(722,801)	1,304,918

4.                  Comparative cash flows structure

	Six months at
ACCOUNTS	06.30.14	06.30.13

Subtotal before CAMMESA commercial financing	194,337	447,826
Net increase for funds obtained - CAMMESA financing	433,463	212,983
Net cash flows provided by operating activities	627,800	660,809
Net cash flows used in investing activities	(641,486)	(537,460)
Net cash flows used in financing activities	(75,653)	(77,864)
Total cash flows (used) provided	(89,339)	45,485

5.                   Statistical data (in units of power)

(Not covered by the Independent Auditors’ Report)

		Six months at
CONCEPT	UNIT	06.30.14	06.30.13
Sales of electricity (1)	GWh	10,507	10,418
Electric power purchases (1)	GWh	12,239	11,867

(1) The related amounts include toll fees.

6.                  Ratios

RATIOS		06.30.14	12.31.13

Liquidity	Current assets (1)	0.39	0.57
	Current liabilities (1)

Solvency	Equity	0.07	0.1 9
	Total liabilities

Fixed	Non-current assets	0.80	0.7 4
Assets	Total assets

		06.30.14	06.30.13
(Loss) profit	Profit (Loss) before taxes	(64.93)%	362.64%
before taxes	Equity excluding (loss) profit for the
	period

(1)        At December 31, 2013, includes assets and liabilities available for sale.

7.                   Outlook

(Not covered by the Independent Auditors’ Report)

During the six-month period ended June 30, 2014, the Company’s activity continued to be developed with the considerations described in Note 1. Nevertheless, the Company was able to reasonably maintain its operating, commercial and administrative activities.

The Company estimates that the recognition of higher costs will make it possible to partially restore the economic and financial equation until the future Overall Electricity Rate Review (RTI) is made, an Instrumental Agreement is entered into or any other similar mechanism is implemented, which will allow Edenor to definitively normalize the situation of the electric power supply service it provides.

In this regard, SE Resolution 250/13 and the extension thereof through SE Notes 6852/13 and 4012/14 provided for the recognition of part of the cost increases, owed to the Company as a result of the partial application of the cost monitoring mechanism set forth in the Adjustment Agreement, by offsetting it against the totality of the Company’s PUREE-related liability, and, partially, against the liability with CAMMESA.

With regard to investments, and in spite of the serious situation which the Company is going through, the Board of Directors has decided to continue implementing an ambitious investment plan aimed not only at preserving the quality of the service and the safety of the facilities but also at satisfying the permanent increase in the demand, which, with no price signal whatsoever, is growing at an annual rate of almost 5%, without disregarding the financial restrictions and avoiding the making of commitments that cannot be complied with. In this regard, the National Regulatory Authority for the Distribution of Electricity (ENRE) has issued ENRE Resolution 347/12 and implemented the FOCEDE; a mechanism that we expect will continue strengthening the financing of the Distribution Company’s multiannual investment plans.

As established in Note 4012/14 of the Energy Secretariat, on July 10, 2014, CAMMESA and the Company entered into a loan for consumption (mutuum) and assignment of secured receivables agreement in order to implement the financing specified in such Note, as well as any other future financing subsequently instructed by the Energy Secretariat, necessary to cover the higher salary costs established by ST Resolution 836/14.

Furthermore, the sale process of the electricity distribution companies acquired in 2011, the spin-off process of EMDERSA and the sale of the spun-off assets, in addition to the excellent refinancing over a 12-year term of the financial debt and the significant reduction thereof, make it possible to maintain a burden-free time period for the repayment of principal until 2022. Notwithstanding the foregoing, and in spite of the fact that until to date debt interest payments have been timely made, if the Company’s revenue-expense structure is not modified, it will be difficult this year to continue servicing the debt without postponing other obligations  deemed essential by the Board of Directors.

Finally, and given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases or the implementation of another source of financing or offsetting mechanism, the Board of Directors has raised substantial doubt about the Company’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer once again certain payment obligations, as previously mentioned, or unable to comply with the salary increases or the increases recorded in third-party costs.

Buenos Aires, August 7, 2014.

RICARDO TORRES
Chairman

“Free translation from the original in Spanish for publication in Argentina”

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of June 30, 2014, the related condensed interim statement of comprehensive income for the six and three-months periods then ended, the related condensed interim statements of changes in equity and cash flows for the six-month period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2013 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and  incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in paragraph 1. in accordance with IAS 34 “Interim financial information”. Our responsibility, is to express a conclusion based on the limited review we have performed with the scope detailed in section “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of Edenor S.A..

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements of Edenor S.A. mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

We want to emphasize the detailed situation in Note 1 to the condensed interim financial statements, in which are mentioned the causes why the Company recorded in the interim period ended June 30, 2014, net loss of $ 722.8 million, accumulated deficit of $ $ 836.2 million, and working capital deficit of $ 2,322.5 million. As detailed in Note 1, the Company advises that:

-          In fiscal years 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital were severely affected;

-          Operating and net results for the year ended December 31, 2013 were also negative prior to applying SE Resolution 250/13, does not allow either for the regularization of the cash flows the Company needs to provide the public service and make the totality of the investments;

-          This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs.

-          Although the partial recognition of higher costs through SE Resolution 250/13 and SE Notes 6852/13 and 4012/14, represented a significant step towards the recovery of the Company’s situation, such regulations do not provide a definitive solution to the Company’s economic and financial equation due to the fact that the level of revenue generated with the electricity rate schedules in effect, even after applying these regulations, does not allow for the absorption of neither operating nor investment costs or for the payment of financial services.

-          The outcome of the overall electricity rate review is uncertain as to both its timing and final form.

These factors generate uncertainty as to the possibility of the Company continuing to operate as a going concern. The Company has prepared the financial statements using accounting principles applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments or reclassifications, if any, that might be required if the above situation is not resolved in favor of continuing the Company’s operations and the Company were obliged to sell its assets and settle its liabilities, including contingent, in conditions other than those of the normal course of its business.

As indicated in Note 13, as of June 30, 2014, the Company´s accumulated deficit consumed more than 50% of capital and reserves. Section 206 of the Argentine Business Organizations Law No. 19,550 establishes that if this situation persists at the end of the present year, the Company shall make a mandatory reduction of capital and therefore the shareholders of the Company shall take such measures as are necessary to resolve this situation.

Our conclusion does not contain observations in relation to the situations described above.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the condensed interim financial statements of Edenor S.A., are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)      the condensed interim financial statements of Edenor S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the National Securities Commission;

c)       we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by section 68 of the Rules of the Stock Exchange of Buenos Aires and article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make other than those in section “Conclusion”;

d)      at June 30, 2014 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 36,631,737, which were not yet due at that date.

Autonomous City of Buenos Aires, August 7, 2014

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A T°1 – V°17
Andrés Suarez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 245 - V° 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 20, 2014